EXHIBIT 99.1

Internet Gold Announced Submission of a Petition to Approve an Arrangement to the Tel Aviv-Jaffa
District Court Pursuant to Chapter 10 of the Insolvency and Economic Rehabilitation Act, 2018

Tel Aviv, Israel – February 04, 2020 - Internet Gold - Golden Lines Ltd. (the “Company” or “Internet Gold”) (OTCMKTS: IGLDF, TASE: IGLD) today announced that on February 3, 2020, the Company submitted to the Tel Aviv-Jaffa District Court, a petition pursuant to Chapter 10 of the Insolvency and Economic Rehabilitation Act, 2018, requesting the court to issue an order to convene meetings of the Company’s creditors (the “Petition”).

The agenda for the meetings, as detailed in the Petition, is to approve the Arrangement Plan which includes the following:

(A) Distribution of most of the Company’s assets to the Company’s creditors.

(B) Settlement of legal proceedings pending against the Company, as follows:

(i) A petition to dismiss the claim against the Company in the class actions filed against the Company and others by Shareholders of Bezeq (Telmor and Shafram).

(ii) A petition to approve the settlement in the derivative action filed against the Company, as detailed in the Company’s public announcement dated July 19, 2019, or alternatively, a petition to approve that the maximum amount that the Company may be liable to will not be higher than the settlement amount.

(C) Exemption from liability for directors, officers, and the external auditor of the Company, subject to certain conditions.

(D) Appointment of an external investigator for the purpose of investigating - the reasons for the company’s financial downfall, and if the results of the investigation will lead to the conclusion that there are causes of action, for the purpose of filing legal claims.

The Israeli Court has approved the Petition and ordered the Company to convene meetings of the Company’s creditors in accordance with the Company’s request. Accordingly, the Company will convene the creditors’ meetings.

There is no certainty that the court will approve the Arrangement Plan.

As previously announced, the Company is not able to fully pay its debts, and the Company anticipates that following submission of additional creditors’ arrangement, which will be submitted to the applicable Israeli court, the existing shares of the Company will be nullified and/or materially diluted and that at the same time the creditors of the Company and the party or parties to a transaction of a purchase of the Company’s shares as a ’shell company’, if such transaction is completed, will receive, among else, 100% of the outstanding shares of the Company.

About Internet Gold

Internet Gold is a holding company whose principal assets are NIS 310 million par value of Series C debentures of B Communications Ltd. as well as 8,383,234 ordinary shares of B Communications Ltd. representing a 7% stake in B Communications Ltd. B Communications Ltd. is the owner of 26.34% of outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, leading communications group in Israel. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risk that the court approval or other approvals required for the Arrangement Plan will not be obtained, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in the Company’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Doron Turgeman- CEO

doron@igld.com